File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

(Filed February 5, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 5, 2009

Release

VITRO PROVIDES UPDATE ON FINANCIAL SITUATION

San Pedro, Garza Garcia, N.L., Mexico, February 5, 2009.- Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), (the "Company") announced today that in order to preserve the necessary cash to continue its operations and consistent with last week's Senior Notes interest payments to bondholders announcement, it elected not to make a scheduled payment of $150 million pesos, plus accrued interest, due February 5, 2009 on its Certificados Bursatiles issued in 2003 ("CEBURES 03").

Although the documents governing the CEBURES 03 grant the Company a 3-day grace period, the Company does not intend to make the payment in such term; instead Vitro intends to hold discussions with the holders of the CEBURES 03 in an effort to reach a mutually acceptable agreement to restructure this financial obligation along with the rest of the financial creditors.

Vitro also announced today that it was informed that Credit Suisse International (CSIN) has filed a lawsuit against one of its subsidiaries in the Supreme Court of the State of New York demanding payment of approximately US$85 million dollars.  This complaint arises out of a derivative financial instrument (this amount is part of the $293 million dollars previously announced) and therefore the Company is analyzing alternatives.

Additionally, the Company informs that an accounts receivable credit facility with The Royal Bank of Scotland, which provides funds to one of Vitro's subsidiaries, with a balance of approximately $19 million dollars, which was scheduled to end April, 2009, was concluded and we expect to finish the settlement process within the next three weeks.

Vitro is continuing its discussions with the counterparties of the derivative financial instruments ("Counterparties"), its bondholders and its creditors to achieve an organized financial restructuring to improve its balance sheet. There can be no assurance that the Company's discussions with the Counterparties, its bondholders, and other creditors will be successful. Vitro will provide updates on these discussions, from time to time, as appropriate.

Vitro is committed to providing the quality products and services its broadly diversified customers need. Vitro intends to maintain its operations and continue its business relationships with its customers and suppliers as it seeks to achieve a restructuring of its indebtedness. Vitro, which is commemorating its first century in 2009, has a strong foundation in place with solid business operations, strong franchise and market positions and superior quality products.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

This announcement contains certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors.  Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.  The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

For more information, please contact:

Media Albert Chico Smith / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/ 1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: February 5, 2009